SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start part 1 of 5

News Release
Aviva plc

Aviva plc Interim Results Statement
6 months 30 June 2013
8 August 2013

Aviva plc

Interim Results Announcement 2013

Mark Wilson, Group Chief Executive Officer, said:

"In the first half we have taken a number of steps to deliver our investment thesis of cash flow and growth. These results show satisfactory progress in Aviva's turnaround.

"We have achieved profit after tax of £776 million, in contrast to the £624 million loss last year. Cash flows to the Group have increased by 30% to £573 million. Our key measure of sales - value of new business - has increased 17%, driven by the UK, France, Poland, Turkey and Asia.

"Although these results continue the positive trends of the first quarter, tackling our legacy issues will take time.

"I am committed to achieving for investors what we set out to do: turning around the company to unlock the considerable value in Aviva."

Cash flow
■ Cash remittances to Group up 30% at £573 million1 (HY12: £441 million)
■ Operating capital generation £936 million1 (HY12: £906 million)
■ The interim dividend is 5.6 pence per share (HY12: 10.0 pence per share), consistent with guidance given at the full year 2012

Profit	■ Operating profit 5% higher at £1,008 million1 (HY12: £959 million) ■ IFRS profit after tax of £776 million (HY12: loss after tax of £624 million)
Expenses	■ Operating expenses 9% lower at £1,528 million2 (HY12: £1,675 million) ■ Restructuring costs 10% lower at £164 million1 (HY12: £182 million)
Value of new business	■ Value of new business up 17% to £401 million (HY12: £343 million) ■ Increase driven by UK Life, France, Poland, Turkey and Asia
Combined operating ratio	■ Combined operating ratio 96.2% (HY12: 95.5%)
Balance sheet
■ Intercompany loan reduced by £700 million to £5.1 billion
■ IFRS net asset value per share 281p (FY12: 278p)
■ MCEV net asset value per share 441p (FY12: 422p)
■ Pro forma3 economic capital surplus4 within our target range at £7.6 billion, 175% (FY12: £7.1 billion, 172%)
■ Sale of remaining shareholding in Delta Lloyd, disposal of businesses in Russia and Malaysia, and transfer of Aseval completed

1 On a continuing basis, excluding US Life and Delta Lloyd.
2 Operating expenses excludes integration and restructuring costs, US Life and Delta Lloyd.
3 The pro forma economic capital surplus at HY13 includes the impact of the US Life transaction and an increase in pension scheme risk allowance from five to ten years of stressed contributions (FY12: includes the benefit of completing the US Life, Aseval, Delta Lloyd and Malaysia transactions).
4 The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Key financial metrics

Cash
	Cash remitted to Group				Operating capital generation
Continuing operations, excluding Delta Lloyd	6 months 2013 £m	6 months 2012 £m	Sterling% change	6 months 2013 £m	Restated1 6 months 2012 £m	Sterling% change
United Kingdom & Ireland life	300	150	100%	261	370	(29)%
United Kingdom & Ireland general insurance & health	-	115	-	216	198	9%
Europe	209	160	31%	321	271	18%
Canada	63	-	-	108	114	(5)%
Asia and Other	1	16	(94)%	30	(47)	164%
Total	573	441	30%	936	906	3%

Operating profit before tax: IFRS basis
Continuing operations, excluding Delta Lloyd	6 months 2013 £m	Restated1 6 months 2012 £m	Sterling% change
Life business	910	897	1%
General insurance and health	428	462	(7)%
Fund management	42	18	133%
Other*	(372)	(418)	11%
Total	1,008	959	5%
*	Includes other operations, Corporate Centre costs and Group debt and other interest costs.

Expenses
Continuing operations	6 months 2013 £m	6 months 2012 £m	Sterling% change
Operating expenses	1,528	1,675	(9)%
Integration and restructuring costs	164	182	(10)%
Expense base	1,692	1,857	(9)%

Value of new business
Continuing operations	6 months 2013 £m	6 months 2012 £m	Sterling% change
United Kingdom	211	182	16%
Ireland	1	(6)	117%
France	86	62	39%
Poland	21	18	17%
Italy	6	14	(57)%
Spain	13	21	(38)%
Turkey & Other Europe	21	15	40%
Asia - excluding Malaysia and Sri Lanka	41	29	41%
Value of new business - pro forma basis	400	335	19%
Effect of disposals (Malaysia and Sri Lanka)	1	8
Value of new business	401	343	17%

General insurance combined operating ratio
Continuing operations	6 months 2013	6 months 2012	Change
United Kingdom & Ireland	96.9%	98.0%	(1.1)pp
Europe	97.0%	97.9%	(0.9)pp
Canada	92.4%	89.8%	2.6pp
General insurance combined operating ratio	96.2%	95.5%	0.7pp

IFRS Profit after tax
	6 months 2013 £m	Restated1 6 months 2012 £m	Sterling% change
IFRS profit/(loss) after tax	776	(624)	n/a

Interim dividend
	6 months 2013	6 months 2012
Interim dividend per share	5.6p	10.0p

Capital position
	Pro forma3 30 June 2013 £bn	Pro forma3 31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn
Estimated economic capital surplus2	7.6	7.1	7.1	5.3
Estimated IGD solvency surplus	3.7	3.9	4.2	3.8
IFRS net asset value per share			281p	278p
MCEV4 net asset value per share			441p	422p

1	The Group adopted the amendments to IAS19 and IFRS10 during the period and the requirements of the revised standards have been applied retrospectively.
2
The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

3
The pro forma economic capital and IGD surpluses at HY13 include the impact of the US Life transaction and, for economic capital only, an increase in pension scheme risk allowance from five to ten years of stressed contributions (pro forma FY12: includes the benefit of completing the US Life, Aseval, Delta Lloyd and Malaysia transactions and, for economic capital only, an increase in pension scheme risk allowance from five to ten years of stressed contributions).

4
In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Group Chief Executive Officer's Report

Overview
Progress in the first six months of 2013 has been satisfactory. There have been some areas of solid performance and several areas of underperformance which are being addressed.

Since becoming Group Chief Executive Officer at the start of the year I have had the opportunity to visit most of our businesses and to speak to many of our people and our customers. We have leading positions in several countries; customer service is strong and our expertise in underwriting, data and predictive analytics are core differentiating skills. It is essential that these skills are shared and developed across the Group for the benefit of all of our stakeholders.

In March I set out our investment thesis of  "cash flow plus growth'' and this is starting to transform the way we do business. We are focusing on five key metrics: cash flow, IFRS operating profit, value of new business, operating expenses and combined operating ratio. In the first half of the year the trends have been satisfactory across these metrics and are broadly consistent with the improvements in the first quarter.

Solid progress has been made in reducing the size of the internal loan by £700 million (of which £300 million is in cash) ahead of our commitment to reduce it by £600 million over three years. In addition we have increased our provision for default on the commercial mortgage portfolio by £300 million to £1.5 billion.

Cash flow ☐ Cash remitted to Group of £573 million o OCG stable at £0.9 billion o Interim dividend 5.6 pence per share
We are managing our businesses in established markets to maximise cash flows to the Group. Cash flows are dividends paid by our business units to Group. In the first half of 2013, £573 million of cash was remitted to Group (HY12: £441 million).

Operating capital generation (OCG) was £936 million1 (HY12: £906 million) with improvements in life new business strain, fund management and central costs, offset by fewer one-off positive variances in life and the impact of floods on our general insurance business in Canada. Our priority is to improve the remittance ratios from OCG to dividends, which in previous years have been significantly lower than our peers.

In line with our guidance at the full year results in March 2013, the interim dividend is 5.6 pence per share, consistent with the percentage reduction in the 2012 final dividend. We also announced at the full year results that we would eliminate the scrip to stop further shareholder dilution and improve earnings per share growth.

IFRS operating profit o Operating profit: £1,008 million
In the first six months IFRS operating profit was £1,008 million1 (HY12: £959 million). IFRS operating profit levels were 5% higher primarily due to lower expenses. The diversified nature of our business ensured that our profits were resilient despite the economic backdrop and the low interest rate environment.

While operating profit is satisfactory at a Group level, it is far from satisfactory in several of our businesses. In Spain and Italy, although underlying profits have increased, there is considerable scope to improve performance. In Ireland and Aviva Investors it is essential that we see a significant improvement in operating performance over time. Although some progress has been made reshaping these turnaround businesses and cutting expenses, there is some way to go before product mix and efficiency levels are adequate. We have recently appointed new leaders in Aviva Investors and Ireland which will help the pace of transformation.

Expenses o Operating expenses 9% lower at £1,528 million o Restructuring costs of £164 million (HY12: £182 million)
We have made adequate progress reducing our operating expenses, which are 9% lower at £1,528 million1 (HY12: £1,675 million).

There is potential for additional cost savings within the Group which are likely to be allocated towards strategic initiatives including digital and automation, to improve the efficiency of our business going forward.

Restructuring cost reductions are in addition to the £400 million expense savings target. In the first half of 2013, restructuring costs were 10% lower at £164 million (HY12: £182 million). Although restructuring costs in 2013 will still be significant, I expect them to be lower than the 2012 level of £461 million1, with material reductions in 2014.

1 On a continuing basis, excluding US Life and Delta Lloyd.

Value of new business o VNB up 17% to £401 million
    We determine growth not by the top line - we already have scale in many markets - but by the value of new business (VNB), which is the source of future cash flow. VNB increased
    17% to £401 million (HY12: £343 million) driven by improved profitability and product mix in UK Life and France, which increased by 16% and 39% respectively. In the growth markets of Poland, Turkey and Asia (excluding Malaysia and Sri Lanka) VNB improved by 17%, 54% and 41% respectively. We expect the overall growth rate in VNB to moderate during the second half of 2013.

Combined operating ratio o COR at 96.2% Predictive analytics key focus
In general insurance, the combined operating ratio (COR) in the first half was satisfactory at 96.2% (HY12: 95.5%). The general insurance performance includes an impact of £70 million as a result of the floods in Alberta, Canada, offset by better than expected weather in the UK. In the UK and Canada, our major general insurance businesses, the combined operating ratios were 96.3% and 92.4% respectively (HY12: 97.2% and 89.8%).

We continue to invest in predictive analytics across our personal and commercial lines of business. Our strong personal lines results, particularly in Canada, demonstrate the benefits of the development of centres of excellence in this area. We are focussed on improving our performance across the Group by exporting this capability throughout the business.

A key strength of Aviva is our diversification across geography and lines of business. By way of example, in the UK we are starting to experience rate hardening across our commercial lines business at a time of softening rates across personal lines. In Canada, we expect hardening rates in property and softening of rates in motor.

Geographic strategy
I see Aviva as a portfolio of businesses grouped into three areas: cash flow generators, future cash flow generators and turnaround businesses. Within each of these groups there are areas of underperformance which are being addressed.

Our cash flow generators are UK, France and Canada and our objective in these markets is to improve cash flow and profitability.

The turnaround businesses are Italy, Spain, Ireland and Aviva Investors. In Spain and Italy we are focused on managing their back books to release free capital and improve cash remittances to group. Aviva Investors has underperformed from a shareholder perspective and we expect it to play a more prominent role in the group going forward. We have recently appointed Euan Munro who will play a pivotal role helping Aviva Investors, a core part of the Group, improve its profitability and contribution to Aviva.

Future cash generators are Poland, Turkey, South East Asia and China. These are attractive markets which offer growth potential. In Poland, we are the second largest life and pensions provider. Turkey has demographic and economic characteristics similar to high growth Asian markets and is a key focus for VNB growth. In Asia we are making progress with a more focused approach, concentrating on China and South East Asia.

People
In the first half of 2013 I have strengthened the management team. This is essential to the transformation of Aviva. New people have been brought in, and others have been promoted from within the business. Khor Hock Seng, David McMillan, Jason Windsor, Nick Amin, Christine Deputy and Euan Munro have been recruited, promoted or added to the Group Executive Committee. We have also made key senior appointments in Ireland, Poland and Investor Relations.

In my first six months I have been struck by the professionalism and dedication of Aviva's people. Their focus, commitment and hard work are driving Aviva's transformation.

Outlook
In summary, our performance over the first half of the year has been satisfactory. There are a number of areas that must be addressed, in particular leverage, expenses, and underperformance in some of our markets. These issues are largely within our gift to resolve. Completion of the sale of the US business is important to the Group and we confirm our previous guidance that we expect it to complete by the end of the year.

As a business it is important that we deliver for investors what we set out to do. There remains considerable value to unlock in Aviva.

Mark Wilson,
Group Chief Executive Officer

 Group Chief Financial Officer's Report

Overview
Results in the six months to 30 June 2013 have been satisfactory, with operating profit from continuing operations 5% higher, driven primarily by expense reductions.

We continue to focus on improving the capital efficiency of our business through lower new business strain, more efficient back-book cash generation and improved remittances. Operating capital generation for the period was £936 million (HY12: £906 million), and remittances of £573 million were received in this half of the year (HY12: £441 million). The bulk of our capital generation comes from our large back-book of life insurance business already written. On average c.£1.1 billion of free surplus from our existing customers will be released over each of the next five years as this book runs off, in addition to contributions from general insurance and asset management, plus management actions including cost saves. This creates a stable and sustainable outlook for our capital generation.

In the period, we have taken further steps to strengthen our balance sheet and improve the predictability of future cash flows. We have reduced our internal leverage by £700 million through a combination of £300 million cash repayment and £400 million non-cash methods. Our pro forma IGD surplus and pro forma economic capital ratios are £3.7 billion and 175% respectively, the latter at the top-end of our 160-175% target range. We have increased the credit default provision in our UK commercial mortgage portfolio by £300 million, so this now stands at £1.5 billion.

Business Unit Performance
In UK life, operating profit of £438 million was £31 million lower than the prior year period. Expense reductions of £50 million were more than offset by the non-repeat of a £74 million provision release in HY12. Value of new business was 16% higher year-on-year, mostly driven by re-pricing our annuities book. This, along with a greater focus on risk products, resulted in new business margin improving significantly to 34% of annual premium equivalent (HY12: 25%).

Overall, performance in UK GI was solid, with operating profit of £239 million, up 5%, despite a £45 million reduction in investment return following the intercompany loan reorganisation. The COR of 96.3% (HY12: 97.2%) benefitted from disciplined underwriting and relatively benign weather.

In Canada, the COR of 92.4% (HY12: 89.8%) was impacted by the Alberta floods and operating profit reduced to £147 million as a result (HY12: £174 million). Canada's strong underwriting ability was demonstrated even in a period of unusually large losses. France had a 15% improvement in operating profit, mostly as a result of a shift to higher margin protection products in life. France is a stable cash generator, with a £103 million remittance to group in the first half of 2013.

Our growth markets had strong VNB progression over the period, with Turkey and Asia (excluding Malaysia and Sri Lanka) up 54% and 41% respectively, and more modest growth of 17% in Poland. The higher VNB across these markets was mainly a result of increased sales of higher margin protection products.

Capital and liquidity
Our capital ratios have remained broadly constant over the six months to 30 June 2013, largely due to the actions taken in 2012 to de-risk the balance sheet along with fairly benign market conditions. Our pro forma economic capital surplus was £7.6 billion at HY13 (FY12: £7.1 billion), representing a capital adequacy ratio of 175% and our pro forma regulatory surplus (IGD) was £3.7 billion (FY12: £3.9 billion). At present, a 50bps downward shift in the yield curve would reduce our economic capital surplus ratio to 170%, still within our targeted range of 160%-175%. We would remain within our targeted capital range should a 20% fall in equity markets or a 100bps widening of credit spreads occur.

We have recently been included on the list of nine Global Systemically Important Insurers and will work closely with the regulators to understand the implications of this. This will not have any immediate implications on the level of capital we will be required to hold. The Solvency II capital framework continues to evolve and we participate actively in these discussions.

Group centre liquidity currently stands at £1.1 billion. Disposal proceeds along with cash remittances from business units were received during the first half of the year. From this, £300 million of internal loan repayment was made along with the 2012 final dividend.

Intercompany loan
Following the restructure of Aviva Insurance Limited (AIL) announced earlier in the year, a £5.8 billion formal loan was established between AIL and Aviva Group Holdings (AGH), the parent company of many of our international subsidiaries. Since then, we have repaid £300 million of the internal loan in cash. Following the removal of AIL's guarantee of the Group's commercial paper and consequent increase in economic capital in AIL, a further £400 million of the loan was retired, bringing the balance down to £5.1 billion.

As previously announced, we intend to reduce the internal loan by a further £300 million of cash by the end of 2015. We plan on taking additional steps to reduce the loan balance by non-cash methods.

External leverage
External leverage remains broadly unchanged over the six months of 2013, with a debt to tangible equity ratio of 50% (FY12: 50%). In July 2013, we raised €650 million of hybrid debt ahead of the £0.8 billion of debt up for call in the next eight months. We remain focused on reducing our external leverage ratio to below 40% in the medium term. We anticipate using some of the proceeds from the US life disposal towards reducing our external leverage.

Asset portfolio
Aviva has a large balance sheet with exposure to approximately £265 billion of financial investments and loans. Most of these assets are held on behalf of policyholders, with no risk of investment loss to shareholders, or in participating funds where most of any potential loss is borne by policyholders. Of the c.£87 billion financial assets to which shareholders are directly exposed, the vast majority is in fixed interest bonds and loans.

De-risking of our asset portfolio has continued over the six months, albeit at a more moderate pace. We have made gross disposals of £1 billion1of Italian sovereign bonds, offset by market movements including FX and disposed of £35 million of Co-Operative Bank bonds prior to the announced bail-in.

In the UK, the asset portfolio backing the UK annuity business includes £14.4 billion of corporate debt securities and £12.2 billion of commercial mortgages. Excluding £4.1 billion of healthcare and Private Finance Initiative (PFI) mortgages, which have lower risk characteristics, there exists £8.1 billion of commercial mortgages to which shareholders are exposed. During the first half of the year, impairments on the mortgage portfolio increased above our long term trend and we subsequently carried out an extensive review of the portfolio. Consequently, we have increased the direct provisions against default in the mortgage portfolio by £300 million. The allowance in the liability valuation for mortgages is now £1.5 billion.

Net Asset Value
IFRS operating profits of 26p per share over the first six months more than covered the payment of the 2012 final dividend of 9p per share. This was also partly offset by the adverse movement of the pension scheme of 8p, which was mainly as a result of an increase in CPI, and the additional commercial mortgage provision which reduced our book value per share by 8p.

Net asset value 2	IFRS	MCEV
Opening NAV per share at 31 December 2012	278p	422p

Operating profit	26p	27p
Dividends	(9)p	(9)p
Investment variances	3p	9p
Commercial mortgages	(8)p	(2)p
Pension fund	(8)p	(8)p
Integration and restructuring costs, goodwill impairment and other items	(6)p	(5)p
Foreign exchange	5p	7p
Closing NAV per share at 30 June 2013	281p	441p

Pat Regan
Group Chief Financial Officer

1	Gross of non-controlling interests, purchases and redemptions.
2	Net of tax and non-controlling interests.

Notes to editors

All comparators are for 6 months to 30 June 2013 unless otherwise stated.

Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 June 2013, 30 June 2012 and 31 December 2012 respectively. The average rates employed in this announcement are 1 euro = £0.85 (6 months to 30 June 2012: 1 euro = £0.82, 12 months to 31 December 2012: 1 euro = £0.81) and US$1 = £0.65 (6 months to 30 June 2012: 1 US$ = £0.63, 12 months to 31 December 2012: 1 US$ = £0.63).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 25 March 2013. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call 07:15 hrs BST Analyst presentation 08:15 hrs BST Presentation slides www.aviva.com 06.30hrs BST Live webcast www.avivawebcast.com/interims2013/ 08:15 hrs BST

End of part 1 of 5
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 August, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary